As filed with the Securities and Exchange Commission on October 24, 1995

                                                           File No. 70-____

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                __________________________________________

                           FORM U-1 APPLICATION
                                   UNDER
              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               ____________________________________________

                             PSI Energy, Inc.
                           1000 East Main Street
                        Plainfield, Indiana  46168

                  (Name of company filing this statement
                and address of principal executive offices)

                               Cinergy Corp.

              (Name of top registered holding company parent)

                            William L. Sheafer
                                 Treasurer
                               Cinergy Corp.
                          139 East Fourth Street
                          Cincinnati, Ohio  45202

                  (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

          John M. Mutz        Cheryl M. Foley
          President           Vice President, General Counsel
          PSI Energy, Inc.    and Corporate Secretary
          (address above)     Cinergy Corp.
                              (address above)

Item 1.   Description of Proposed Transactions.

     A.   Pilot Appliance Sales Program with Nonaffiliate.

     PSI Energy, Inc. ("PSI") is an Indiana corporation and wholly-owned subsidiary of Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). PSI is engaged in the production, transmission, distribution and sale of electric energy in north central, central and southern Indiana. PSI serves an estimated population of 1.9 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. As of and for the year ended December 31, 1994, PSI had total assets of approximately $2.9 billion and operating revenues of approximately $1.1 billion. For more detailed information with respect to PSI, reference is made to PSI's 1994 Form 10-K in Commission File No. 1-3543.

     Gregg Appliances Inc., d.b.a. h. h. Gregg ("Gregg") is a privately owned Indiana corporation with headquarters located in Indianapolis, Indiana. Formed in 1960, Gregg is a retail vendor of household electronic appliances and related consumer goods, such as clothes washing machines and dryers, refrigerators, dishwashers, televisions, VCRs and camcorders, with stores located throughout Indiana and Tennessee. Gregg has 800 full-time employees. As of and for the year ended 1994, Gregg had total assets of approximately $51 million and operating revenues of $221 million.

     On September 26, 1995, PSI and Gregg executed a Memorandum of Understanding (the "MOU", a copy of which is filed as Exhibit B) contemplating a business venture between the two companies involving a proposed appliance sales program. The proposed sales program would initially be undertaken on a pilot basis over an approximate 13 month period, beginning November 24, 1995 (the day after Thanksgiving, marking the commencement of the Christmas holiday shopping season) and running through year-end 1996. Thereafter, the parties would assess the results of the pilot program and determine whether they wished to continue their business alliance, including a possible expansion in the range of activities covered./1/

     PSI requests Commission authorization to undertake the pilot program with Gregg. Under the proposed pilot program:

  1. PSI would market Gregg's electronic goods and appliances to PSI customers at certain local commercial offices of PSI (anticipated not to exceed five in number). PSI would not take title to the goods, but would sell the goods at retail on a best-efforts, consignment basis. Gregg would periodically furnish inventory for display at the local PSI offices, replenishing stock and substituting new models as they become available. When a customer purchases an item of Gregg inventory displayed at one of the local offices, PSI would notify Gregg's commercial ordering center of the sale which would deliver the product to the customer, billing PSI the wholesale price paid by Gregg for the product.

  2. In addition, customers would have the option of purchasing extended service warranties covering any items purchased. To the extent that PSI sells any such warranties, it will be done in the following manner: (a) PSI will sell such warranties on behalf of Gregg, whereby PSI would purchase the extended warranty in question from Gregg at a wholesale rate, and then resell the warranty to the customer; or (b) PSI will establish its own warranty contract, modeled after the Gregg contract, sell that contract to the customer and contract with Gregg to provide any warranty work covered by PSI's warranty.

  3. Finally, PSI, with the assistance of Gregg, intends to arrange with a bank or other financial institution the option for customers to finance their purchases of Gregg appliances, and would expect to receive a fee (up to 2% of the amount of the purchase price financed) for its role in procuring any such third-party financing of customer purchases. PSI does not anticipate that during the pilot program it would itself provide financing for purchases by its customers./2/

     For its part, in addition to providing the display inventory, Gregg intends to furnish PSI with its technical expertise in retailing consumer electronic appliances as well as delivery and support services.

     PSI does not anticipate hiring any new employees specifically to implement the pilot program with Gregg. Although the pilot program may require the involvement of up to 60 PSI employees, PSI estimates that, on a "steady state" basis, the full-time employee equivalent of these 60 employees would equal only three or four employees. For the pilot program, PSI projects that it may realize total sales revenues of approximately $2.6 million, an estimated $2.3 million of which would accrue to Gregg. Related expenses would include out-of-pocket expenses estimated not to exceed approximately $100,000 (primarily consisting of advertising and sales expenses); approximately $55,000 in expenses associated with the use of PSI's local offices and related facilities; and an estimated $165,000 in expenses associated with PSI employees' time in implementing the pilot program.

     PSI believes that the utility industry is entering a very competitive environment. PSI believes that marketing the Gregg appliances to PSI's customers will benefit PSI in this new environment by among other things:

     - establishing a brand name identity to facilitate the eventual marketing to customers of other energy-related and demand side management products such as energy efficiency and energy monitoring devices;

     - more fully utilizing existing employees and local commercial offices to hold down costs; and

     - strengthening ties to customers generally.


     B.   Rule 54 Statement.

     Under Rule 54, in determining whether to approve the issue and sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if the conditions in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist. The following discussion assumes the Cinergy system's existence for the dates and periods in question.

     Three Cinergy companies are EWGs or FUCOs: PSI Argentina, Inc. ("PSI Argentina") and Costanera Power Corporation ("Costanera") are EWGs, and PSI Energy Argentina, Inc. ("Energy Argentina") is a FUCO. For further information with respect to such entities, reference is made to the Commission's order dated September 21, 1995 in File No. 70-8589 (Rel. No. 35-26376).

     Rule 53(a)(1): The average of Cinergy's consolidated retained earnings for the four consecutive quarters ended June 30, 1995 was $909 million, and Cinergy's aggregate investment in EWGs and FUCOs at June 30, 1995 was approximately $20 million, or approximately 2% of consolidated retained earnings.

     Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

     In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

     In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

     Rule 53(a)(3): Less than two percent of the total number of employees of Cinergy's utility subsidiaries render services, at any one time, to Costanera, PSI Argentina and Energy Argentina. Such services have been rendered, in part, by employees of PSI in accordance with the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992), and by employees of The Cincinnati Gas & Electric Company in accordance with business practices established prior to the Cinergy merger and the registration of Cinergy as a holding company under the Act. Pursuant to the Commission's order issued October 21, 1994 in File No. 70-8427 (Rel. No. 35-26146), Cinergy's service company subsidiary, Cinergy Services, Inc., is authorized to provide administrative, management and other support services to utility and nonutility associate companies, including those that are EWGs or FUCOs.

     Rule 53(a)(4): Cinergy is concurrently submitting a copy of this Application, and will submit copies of any Rule 24 certificates hereunder, as well as a copy of Item 9 of Cinergy's Form U5S and Exhibits H and I thereto, to each of the public service commissions having jurisdiction over the retail rates of Cinergy's operating utility subsidiaries at the time such documents are filed with the Commission.

     Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Average consolidated retained earnings for the four quarters ended June 30, 1995 equaled $909 million, versus $979 million for the four quarters ended June 30, 1994, a difference of approximately $70 million or 7%. Accordingly, the investment restriction set forth in this provision of the Rule is inapplicable.

     Rule 53(b)(3): For the twelve months ended June 30, 1995, Cinergy had net income of approximately $910,000 attributable to its direct and indirect investments in EWGs and FUCOs.

     Rule 53(c): Inasmuch as Rule 53(c) applies only if an applicant is unable to satisfy the requirements of Rule 53(a) and (b), it is inapplicable here.

Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be incurred, directly or indirectly, by PSI or any associate company thereof in connection with the pilot program described herein are estimated as follows:

       U-1 filing fee                        $  2,000
       Fees of Cinergy Services, Inc.        $ 50,000
       Out-of-pocket  expenses (primarily
         advertising and sales)              $100,000
       Use of PSI facilities                 $ 55,000
       Employee labor expense                $165,000
       TOTAL                                 $372,000

Item 3.   Applicable Statutory Provisions.

     Sections 9(a) and 10 and Rule 54 are applicable to the proposed transactions.

     Rule 48(a) may apply to, and exempt in whole or in part, bank financing arranged by PSI in respect of the proposed customer appliance purchases. Likewise, to the extent that PSI may determine to offer its own financing to customers in respect of the proposed appliance sales, such financing may be exempt in whole or in part under Rule 48(a).

     Under the Commission's pending proposed Rule 58 (Rel. No. 35-26313, June 20, 1995), the Commission has proposed to exempt from Sections 9(a) and 10 appliance sales activities similar to those proposed herein if carried out by an "energy-related company" and if certain other conditions are met.

Item 4.   Regulatory Approval.

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transaction. However, the Indiana Utility Regulatory Commission has continuing jurisdiction over PSI's rates and charges for retail electric utility service, and thus will have authority to review both the expenses and revenues associated with the proposed transaction in the context of its jurisdiction over PSI's retail rates and charges for retail electric service.

Item 5.   Procedure.

     As noted above, PSI and Gregg desire to commence their pilot program on November 24, 1995 and are actively planning to that end. PSI would greatly appreciate efforts by the Commission's staff to accommodate this schedule.

     Accordingly, PSI requests that the Commission issue and publish in the Federal Register not later than October 27, 1995 the requisite notice under Rule 23 with respect to the filing of this Application and the transactions proposed herein. PSI further requests that such notice specify a date not later than November 21 as the date after which the Commission may issue an order granting this Application, and that the Commission issue such order on November 22, 1995 or as soon thereafter as practicable (but in any event not later than November 23, 1995).

     PSI waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

             A      Not applicable.

             B Memorandum of Understanding, dated September 26, 1995, between PSI and Gregg (filed herewith).

             C      Not applicable.

             D      Not applicable.

             E      Not applicable.

             F-1 Preliminary opinion of counsel relating to the pilot program (filed herewith).

             G Suggested form of Federal Register public notice (filed herewith).

       (b) Financial Statements:

             FS-1 PSI Consolidated Financial Statements, dated June 30, 1995 (filed herewith).

             FS-2 Cinergy Consolidated Financial Statements, dated June 30, 1995 (filed herewith).

             FS-3 PSI Financial Data Schedule (included herewith as part of electronic submission only).

             FS-4 Cinergy Financial Data Schedule (included herewith as part of electronic submission only).

Item 7.   Information as to Environmental Effects.

       (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                 SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 24, 1995

                                   PSI Energy, Inc.

                                   By:  /s/ William L. Sheafer
                                            Treasurer



ENDNOTES


/1/ This Application requests Commission approval solely of PSI's participation in the pilot program as herein described. In the event that
(1) the pilot program is proposed to be restructured such that a different Cinergy system company - such as an existing nonutility company or a newly formed entity - would conduct the appliance marketing activities with Gregg, or (2) following expiration of the pilot program, PSI (or such other Cinergy company) determines to continue its business relationship with Gregg (including any potential expansion in the scope of marketing activities), PSI (or such other Cinergy company, as appropriate) will request further specific authorization from the Commission (in a post-effective amendment hereto or in a separate Form U-1 filing) to the extent required under the Act and the rules thereunder.

/2/ The proposed pilot program does not contemplate that PSI would acquire any securities or other interest in Gregg nor any assets of Gregg.